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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*

                             APPLIED INNOVATION INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   037916 10 3
          ------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 30, 2001
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]    Rule 13d-1(b)

         [x ]    Rule 13d-1(c)

         [  ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 037916103

1.   Names of Reporting Person:         Linda S. Moersdorf

     S.S. or I.R.S. Identification No. of Above Individual (optional):

2.   Check the Appropriate Box if a Member of a Group:

              (a)      [   ]
              (b)      [   ]

3.   SEC Use Only:

4.   Citizenship or Place of Organization:   United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power:         0

6.   Shared Voting Power:           0

7.   Sole Dispositive Power:     2,544,779

8.   Shared Dispositive Power:    0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  2,544,779

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: [   ]

11.  Percent of Class Represented by Amount in Row (9):  16.0%

12.  Type of Reporting Person:    IN




                               Page 2 of 4 Pages

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CUSIP No. 037916103


ITEM 1.

         (a)      Name of Issuer:  Applied Innovation Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  5800 Innovation Drive, Dublin, Ohio  43016

ITEM 2.

         (a)      Name of Persons Filing:  Linda S. Moersdorf

         (b)      Address of Principal Business Office, or, if  none, Residence:

                           Linda S. Moersdorf
                           7091 Oakstream Court
                           Worthington, Ohio 43235

         (c)      Citizenship:  Linda S. Moersdorf is a citizen of the United
                  Kingdom.

         (d)      Title of Class of Securities:  Common Stock, $.01 par value

         (e)      CUSIP Number:  037916 10 3

ITEM 3.

         Not applicable.

ITEM 4.    OWNERSHIP

         (a)      Amount Beneficially Owned: 2,544,779

         (b)      Percent of Class:  16.0%

         (c)      Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  0

                  (ii)  Shared power to vote or to direct the vote:   0

                  (iii)  Sole power to dispose or to direct the disposition
                           of: 2,544,779

                  (iv)  Shared power to dispose or to direct the
                         disposition of:   0

                                  Page 3 of 4 Pages
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CUSIP No. 037916103

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 8, 2001                             /s/ Linda S. Moersdorf
                                                 -----------------------------
                                                 Linda S. Moersdorf


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